                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 NET2PHONE, INC.

                                (Name of Issuer)


                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)


                                    64108N106

                                 (CUSIP Number)


                             Elizabeth Newell, Esq.
                       National Broadcasting Company, Inc.
                               30 Rockfeller Plaza
                            New York, New York, 10112
                                 (212) 664-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                              December 6 - 14, 2000

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 64108N106

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        GE Capital Equity Investments, Inc. 06-1268495
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                            (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                      [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------

     NUMBER OF         7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       0
     OWNED BY       ------------------------------------------------------------
       EACH            8         SHARED VOTING POWER
     REPORTING
    PERSON WITH                       1,418,333
                    ------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                      0
                    ------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                      1,213,486
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,418,333
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.7%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is based on the number of shares of Common Stock outstanding as of December 11, 2000 as reported in the Issuer's Form 10Q dated December 15, 2000.

                                  SCHEDULE 13D

CUSIP NO. 64108N106

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


             General Electric Capital Corporation          13-1500700
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                            (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       0
     OWNED BY         ----------------------------------------------------------
       EACH            8     SHARED VOTING POWER
     REPORTING
    PERSON WITH                       1,418,333
                      ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                                      0
                      ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                      1,213,486
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,418,333
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.7%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------

** REPRESENTS THE REPORTING PERSON'S OWNERSHIP PERCENTAGE OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE ISSUER. THE FOREGOING PERCENTAGE IS BASED ON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING AS OF DECEMBER 11, 2000 AS REPORTED IN THE ISSUER'S FORM 10Q DATED DECEMBER 15, 2000.

                                  SCHEDULE 13D

CUSIP NO. 64108N106

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                National Broadcasting Company, Inc. 14-1682529
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       0
     OWNED BY          ---------------------------------------------------------
       EACH            8     SHARED VOTING POWER
     REPORTING
    PERSON WITH                       204,847
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                                      0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                      204,847
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                204,847
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

        The amount in Row 11 does not include 1,213,486 shares of the Issuer's Common Stock beneficially owned by GE Capital Equity Investments, Inc. and General Electric Capital Corporation, beneficial ownership of which is disclaimed by National Broadcasting Company, Inc.
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.7%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is based on the number of shares of Common Stock outstanding as of December 11, 2000 as reported in the Issuer's Form 10Q dated December 15, 2000.

                                  SCHEDULE 13D

CUSIP NO. 64108N106

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                National Broadcasting Company Holding, Inc. 13-3448662
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
    BENEFICIALLY                      Disclaimed (See 11 below)
      OWNED BY         ---------------------------------------------------------
       EACH            8     SHARED VOTING POWER
     REPORTING
   PERSON WITH                        0
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                                      Disclaimed (See 11 below)
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Not Applicable (See 11 above)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 64108N106

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                General Electric Capital Services, Inc. 06-1095035
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       Disclaimed (See 11 below)
     OWNED BY          ---------------------------------------------------------
       EACH            8     SHARED VOTING POWER
     REPORTING
    PERSON WITH                       0
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                                      Disclaimed (See 11 below)
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Beneficial ownership of all shares disclaimed by General Electric Capital Services Inc.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Not Applicable (See 11 above)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 64108N106

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                General Electric Company 14-0689340
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       Disclaimed (See 11 below)
     OWNED BY          ---------------------------------------------------------
       EACH            8     SHARED VOTING POWER
     REPORTING
    PERSON WITH                       0
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                                      Disclaimed (See 11 below)
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Beneficial ownership of all shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Not Applicable (See 11 above)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 64108N106

--------------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                NBC-NTOP Holding, Inc. 13-4078683
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                CALIFORNIA
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       0
     OWNED BY          ---------------------------------------------------------
       EACH            8     SHARED VOTING POWER
     REPORTING
    PERSON WITH                       204,847
                       ---------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                                      0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                      204,847
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                204,847
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

                The amount in Row 11 does not include 1,213,486 shares of the Issuer's Common Stock beneficially owned by GE Capital Equity Investments, Inc. and General Electric Capital Corporation, beneficial ownership of which is disclaimed by National Broadcasting Company, Inc.
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.7%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is based on the number of shares of Common Stock outstanding as of December 11, 2000 as reported in the Issuer's Form 10Q dated December 15, 2000.

ITEM 1.     SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends the Schedule 13D filed on August 9, 1999 (the "Original Schedule 13D"), as amended by that certain Amendment No. 1 to Schedule 13D filed on September 30, 1999, which relate to the common stock, par value $.01 per share ("Common Stock"), of Net2Phone, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 171 Main Street, Hackensack, New Jersey 07601.

ITEM 2.     IDENTITY AND BACKGROUND.

         This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, NBC-NTOP Holding, Inc. ("NBC-NTOP"), National Broadcasting Company, Inc. ("NBC"), National Broadcasting Company Holding, Inc. ("NBCH"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), and General Electric Company ("GE"). NBC-NTOP is a wholly owned subsidiary of NBC. NBC is a wholly-owned subsidiary of NBCH. GECEI is a wholly-owned subsidiary of GE Capital. GE Capital is a subsidiary of GECS, and GECS and NBCH are wholly-owned subsidiaries of GE. GECEI, NBC-NTOP, NBC, NBCH, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as
Exhibit 1.

         GECEI is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations. NBCH is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBCH are the ownership of television and cable broadcast network and television station operations. NBC-NTOP is a California corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal activity of NBC-NTOP is a holding company. GE Capital is a New York corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, GE Capital, GECS, GE, NBC, NBCH and NBC-NTOP are set forth on Schedules A, B, C, D, E, F and G attached hereto, respectively.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 13, 1999, the Issuer and GECEI entered into a Series A Subscription Agreement (the "Subscription Agreement") providing for the purchase on that day by GECEI of 750,000 shares of Series A Preferred Stock (the "Series A Preferred Stock") from the Issuer, and warrants to purchase 15,000 shares of Common Stock, for an aggregate purchase price of $7,500,000. The source of funds used to purchase the shares and the warrants was the working capital of GECEI.

         After the consummation of the transactions contemplated by the Subscription Agreement, the Issuer engaged in a three-for-one stock split of its Class A Common Stock, par value $.01 per share (the "Class A Stock") and Common Stock. After the stock split, GECEI held 650,000 shares of Series A Preferred Stock convertible into 1,950,000 shares of Class A Stock and warrants to purchase 39,000 shares of Common Stock. GECEI previously transferred a portion of its Series A Preferred Stock and its warrants to SNAP! LLC, an affiliate, who later contributed these securities to NBC Internet, Inc., as further discussed below.

         Pursuant to the Certificate of Incorporation of the Issuer in effect at that time (the "Certificate"), giving effect to the Issuer's stock split described above, each share of Series A Preferred Stock became convertible into three shares of Class A Stock. Also pursuant to the Certificate, as amended to date, each share of Class A Stock is convertible, at any time and at the option of the holder thereof, into one fully paid and nonassessable share of Common Stock. Each share of Class A Stock entitles the holder thereof to two (2) votes on all matters to be voted on by the stockholders of the Issuer. Each share of Common Stock entitles the holder thereof to one (1) vote on all matters to be voted on by the stockholders of the Issuer. In all other respects, the Class A Stock and the Common Stock have the same rights and privileges and rank equally, share ratably and are identical in respects as to all matters, including rights of liquidation.

         The shares of Series A Preferred Stock were converted into Class A Stock upon the consummation of the Issuer's initial public offering. In addition, GECEI elected to exercise its warrants and purchased 39,000 shares of the Issuer's Common Stock for cash. In addition, GECEI purchased $5.0 million of Common Stock at $15 per share, or 333,333 shares of Common Stock, at the initial public offering. The source of funds used to purchase the shares was the working capital of GECEI. Of these shares, 133,333 are allocated to GECEI, and 200,000 are allocated to NBC pursuant to a business sharing agreement discussed below in
Item 5. All shares purchased by GECEI and NBC were issued in the name of GECEI.

         In connection with the formation of NBC Internet, Inc. ("NBCI") in November 1999, Snap! LLC contributed all of its interest in the Issuer, consisting of 5,248 shares of the Issuer's Common Stock and 300,000 shares of the Issuer's Class A Stock, to NBCI. NBCI is not controlled by any of the Reporting Persons for purposes of Regulation 13D of the Securities Exchange Act of 1934, and shares of the Issuer owned by NBCI are not reflected in this Amendment No. 2.

         On September 21, 1999, NBC contributed its ownership interests in 1,041,500 shares of the Issuer to NBC-NTOP. NBC and NBC-NTOP share voting and dispositive power with respect to these shares.

         In accordance with the Subscription Agreement, on September 21, 1999, Martin Yudkovitz ("Yudkovitz") was elected to the Board of Directors of the Issuer as a representative of NBC and GECEI. In connection therewith, Yudkovitz entered into an agreement with NBC, dated September 21, 1999 (the "Nominee Agreement") whereby Yudkovitz agreed to hold as a nominee of NBC all current and future stock options granted by the Issuer to Yudkovitz in his capacity as a non-employee Board member of the Issuer. Pursuant to the Nominee Agreement, Yudkovitz agreed to act upon the instructions of NBC with regard to such options. As of the date of this Amendment No. 2, Yudkovitz has been issued options to purchase up to 10,000 shares of the Issuer's Common Stock, all of which are vested and none of which have been exercised. On November 1, 2000, Yudkovitz resigned from the Issuer's Board of Directors.

         From December 6 through December 14, 2000, the Reporting Persons sold an aggregate of 914,000 shares of the Issuer's Common Stock, as discussed below in Item 5.

ITEM 4.     PURPOSE OF THE TRANSACTION.

         Each of GECEI, GE Capital, NBC and NBC-NTOP acquired the shares of the Issuer as an investment and hold them in the ordinary course of business and not with the purpose or effect of changing the control of the Issuer.

         Each of GECEI, GE Capital, NBC and NBC-NTOP intends to review their investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

         Pursuant to the Subscription Agreement, so long as GECEI, its affiliates and beneficial owners (the "GE/NBC Investors") hold a majority of the Class A Stock originally purchased under the Subscription Agreement, the GE/NBC Investors will be entitled to nominate, and the Issuer and its directors shall use their best efforts to secure the election of, a person to serve as a director of the Issuer. In lieu of electing a director, the GE/NBC Investors may select a representative to attend all meetings of the Issuer's board of directors in a non-voting observer capacity. Currently, no representative of the GE/NBC Investors is a member of the Issuer's Board of Directors nor have the GE/NBC Investors selected a representative to attend meetings of the Issuer's Board of Directors.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference. As of the date hereof, GE Capital and GECEI beneficially own an aggregate of 1,418,333 shares of Common Stock of the Issuer, representing approximately 4.7% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of December 11, 2000 as reported in the Issuer's Form 10Q dated as of December 15, 2000). NBC and NBC-NTOP currently beneficially own an aggregate of 204,847 shares of the Issuer's Common Stock, representing approximately 0.7% of the Issuer's outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of December 11, 2000 as reported in the Issuer's Form 10Q dated as of December 15, 2000).

         The percentage of the Issuer's Common Stock owned by the Reporting Persons includes the following:

         (i) options to purchase up to 10,000 shares of the Issuer's Common Stock held be Yudkovitz as the nominee for NBC and GECEI pursuant to the Nominee Agreement discussed above in Item 3 and the business sharing agreement discussed below in Item 5(b); and

         (ii) 1,052,500 shares of Class A Stock held by the Reporting Persons that are convertible into 1,052,500 shares of Common Stock.

         Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Issuer.

         (b) The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment No. 2, Item 5(a), Item 2 and Schedules A through G hereof are incorporated herein by reference. As of the date of this Amendment No. 2, pursuant to a business sharing agreement governing the relationship of the Reporting Persons with respect to the shares of the Issuer's capital stock, GECEI, GE Equity, NBC and NBC-NTOP share voting power with respect to 204,847 shares of the Issuer's capital stock, over which NBC and NBC-NTOP share dispositive power. GECEI and GE Equity share voting and dispositive power with respect to an additional 1,213,486 shares of the Issuer's capital stock.

         (c) The Reporting Persons sold an aggregate of 914,000 shares of the Issuer's Common Stock at the prices and on the dates set forth below. 841,500 of such shares were shares over which NBC and NBC-NTOP shared dispositive power and over which GECEI, GE Capital, NBC and NBC-NTOP shared voting power. The remaining 72,500 of such shares were shares over which GECEI and GE Capital shared voting and dispositive power.

Shares Sold Over Which NBC and NBC-NTOP Shared Dispostive Power:


        Number of Shares Sold:                          Price:                               Date of Sale:
        ----------------------                          ------                               -------------
                  2,500                           $11.5000 per share                            12/6/00
                 55,000                           $10.3977 per share                            12/7/00
                380,000                           $10.2862 per share                            12/8/00
                150,000                           $11.1167 per share                           12/11/00
                107,500                           $10.7500 per share                           12/12/00
                146,500                           $12.0004 per share                           12/13/00

Shares Sold Over Which GECEI and GE Capital Shared Dispostive Power:


        Number of Shares Sold:                          Price:                               Date of Sale:
        ----------------------                          ------                               -------------
                72,500                            $10.3190 per share                           12/14/00


         (d)  Not applicable.

         (e)  Not applicable.

         Neither the filing of this Amendment No. 2 to Schedule 13D nor any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GECS, NBC Holding or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4 and 5 are incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


    EXHIBIT
       NO.               DESCRIPTION OF EXHIBIT
    -------              ----------------------
        1       Joint Filing Agreement by and among GE Capital Equity
                Investments, Inc., General Electric Capital Corporation, General
                Electric Capital Services, Inc., General Electric Company,
                National Broadcasting Company, Inc., National Broadcasting
                Company Holding, Inc. and NBC-NTOP Holding, Inc., dated January
                12, 2000.

        2 Power of Attorney appointing Barbara J. Gould as agent and attorney-in-fact for General Electric Company.

        3 Power of Attorney appointing Barbara J. Gould as agent and attorney-in-fact for General Electric Capital Services, Inc.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2001

                            GE CAPITAL EQUITY INVESTMENTS, INC.

                            By: /s/ Barbara J. Gould
                               -------------------------------
                               Name: Barbara J. Gould
                               Title: Managing Director


                            GENERAL ELECTRIC CAPITAL CORPORATION

                            By: /s/ Barbara J. Gould
                               -------------------------------
                               Name: Barbara J. Gould
                               Title: Department Operations Manager


                            GENERAL ELECTRIC CAPITAL SERVICES, INC.

                            By: /s/ Barbara J. Gould
                               -------------------------------
                               Name: Barbara J. Gould
                               Title: Attorney-in-Fact


                            GENERAL ELECTRIC COMPANY

                            By: /s/ Barbara J. Gould
                               -------------------------------
                               Name: Barbara J. Gould
                               Title: Attorney-in-Fact


                            NATIONAL BROADCASTING COMPANY, INC.

                            By: /s/ Elizabeth A. Newel1
                               -------------------------------
                               Name: Elizabeth A. Newell
                               Title: Assistant Secretary

                            NATIONAL BROADCASTING COMPANY HOLDING, INC.

                            By: /s/ Elizabeth A. Newell
                               -------------------------------
                               Name: Elizabeth A. Newell
                               Title: Assistant Secretary


                            NBC-NTOP HOLDING, INC.

                            By: /s/ Elizabeth A. Newell
                               -------------------------------
                               Name: Elizabeth A. Newell
                               Title: Assistant Secretary

                  SCHEDULE A TO AMENDMENT NO. 2 TO SCHEDULE 13D

                  Filed by GE Capital Equity Investments, Inc.

                       GE CAPITAL EQUITY INVESTMENTS, INC.
                             DIRECTORS AND OFFICERS


                         PRESENT                   PRESENT
                         BUSINESS                  PRINCIPAL
NAME                     ADDRESS                   OCCUPATION
----                     -------                   ----------
DIRECTORS

Michael E. Pralle        GE Capital Equity         President, Chairman of the
                         Investments, Inc.         Board
                         120 Long Ridge Road
                         Stamford, CT 06927

OFFICERS

Michael E. Pralle        GE Capital Equity         President, Chairman of the
                         Investments, Inc.         Board
                         120 Long Ridge Road
                         Stamford, CT 06927

Jonathan K. Sprole       GE Capital Equity         Senior Vice President,
                         Investments, Inc.         General Counsel & Secretary
                         120 Long Ridge Road
                         Stamford, CT 06927

Paul Licursi             GE Capital Equity         Vice President, - Finance &
                         Investments, Inc.         Treasurer
                         120 Long Ridge Road
                         Stamford, CT 06927

Joeseph Swezey           GE Capital Equity         Vice President - Controller
                         Investments, Inc.
                         120 Long Ridge Road
                         Stamford, CT 06927

Barbara J. Gould         GE Capital Equity         Senior Vice President,
                         Investments, Inc.         Associate General Counsel
                         120 Long Ridge Road       and Assistant Secretary
                         Stamford, CT 06927

Bryant Cohen             GE Capital Equity         Vice President - Taxes
                         Investments, Inc.
                         120 Long Ridge Road
                         Stamford, CT 06927


Each person listed above is a citizen of the United States of America.

                  SCHEDULE B TO AMENDMENT NO. 2 TO SCHEDULE 13D

                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION


Name and Corporate Title                              Citizenship                    Principal Occupation
------------------------                              -----------                    --------------------
NANCY E. BARTON                                           USA           Senior Vice President, General Counsel
DIRECTOR                                                                and Secretary
                                                                        GE Capital Corporation
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

FRANCIS S. BLAKE                                          USA           Senior Vice President, Corporate
DIRECTOR                                                                Business
                                                                        General Electric Company
                                                                        3135 Easton Turnpike
                                                                        Fairfield, CT 06431

JAMES R. BUNT                                             USA           Vice President and Treasurer
DIRECTOR                                                                GE Company
                                                                        3135 Easton Turnpike
                                                                        Fairfield, CT 06431

DAVID L. CALHOUN                                          USA           Chief Executive Officer
DIRECTOR                                                                GE Aircraft Engines
                                                                        1 Neumann Way
                                                                        Cincinnati, OH 45215

DENNIS D. DAMMERMAN                                       USA           Vice Chairman and Executive Officer
DIRECTOR                                                                GE Company
                                                                        3135 Easton Turnpike
                                                                        Fairfield, CT 06431

MICHAEL D. FRAIZER                                        USA           President & CEO
DIRECTOR                                                                GE Financial Assurance
                                                                        6604 W. Broad Street
                                                                        Richmond, VA 23230

BENJAMIN W. HEINEMAN,                                     USA           Senior Vice President, General Counsel
DIRECTOR                                                                and Secretary
                                                                        GE Company
                                                                        3135 Easton Turnpike
                                                                        Fairfield, CT 06431

JEFFREY R. IMMELT                                         USA           President and Chairman-Elect
DIRECTOR                                                                General Electric Company
                                                                        3135 Easton Turnpike
                                                                        Fairfield, CT 06431

W. JAMES MCNERNEY, JR.                                    USA           8765 Old Indian Hill Road
DIRECTOR                                                                Indian Hill, OH 45243

Name and Corporate Title                              Citizenship                    Principal Occupation
------------------------                              -----------                    --------------------
JOHN H. MYERS                                             USA           Chairman and President
DIRECTOR                                                                GE Investment Corporation
                                                                        3003 Summer Street, 7th Fl.
                                                                        Stamford, CT 06905

ROBERT L. NARDELLI                                        USA           1 Cobble Court
DIRECTOR                                                                Loudonville, NY 12211

DENIS J. NAYDEN                                           USA           Chairman and CEO
DIRECTOR                                                                GE Capital Corporation
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

MICHAEL A. NEAL                                           USA           President and COO
DIRECTOR                                                                GE Capital Corporation
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

JAMES A. PARKE                                            USA           Vice Chairman & Chief Financial Officer
DIRECTOR                                                                GE Capital Corporation
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

RONALD R. PRESSMAN                                        USA           Chairman, President & CEO
DIRECTOR                                                                Employers Reinsurance
                                                                        5200 Metcalf
                                                                        Overland Park, KS 66204

GARY M. REINER                                            USA           Sr. Vice President & Chief Information
DIRECTOR                                                                Officer
                                                                        General Electric Company
                                                                        3135 Easton Turnpike
                                                                        Fairfield, CT 06431

JOHN M. SAMUELS                                           USA           Vice President and Senior Counsel,
DIRECTOR                                                                Corporate Taxes
                                                                        General Electric Company
                                                                        3135 Easton Turnpike
                                                                        Fairfield, CT 06431

KEITH S. SHERIN                                           USA           Senior Vice President, Finance, and
DIRECTOR                                                                Chief Financial Officer
                                                                        General Electric Company
                                                                        3135 Easton Turnpike
                                                                        Fairfield, CT 06431

EDWARD D. STEWART                                         USA           Executive Vice President
DIRECTOR                                                                GE Capital Corporation
                                                                        1600 Summer Street
                                                                        Stamford, CT 06927

JOHN F. WELCH, JR.                                        USA           Chairman and Chief Executive Officer
DIRECTOR                                                                General Electric Company
                                                                        3135 Easton Turnpike
                                                                        Fairfield, CT 06431

Name and Corporate Title                              Citizenship                    Principal Occupation
------------------------                              -----------                    --------------------
WILLIAM A. WOODBURN                                       USA           Executive Vice President
DIRECTOR                                                                General Electric Capital
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

DENIS J. NAYDEN                                           USA           Chairman and CEO
CHAIRMAN AND CHIEF EXECUTIVE                                            GE Capital Corporation
OFFICER                                                                 260 Long Ridge Road
                                                                        Stamford, CT 06927

MICHAEL A. NEAL                                           USA           President and COO
PRESIDENT AND CHIEF OPERATING                                           GE Capital Corporation
OFFICER                                                                 260 Long Ridge Road
                                                                        Stamford, CT 06927

JAMES A. PARKE                                            USA           Vice Chairman & Chief Financial Officer
VICE CHAIRMAN AND CHIEF FINANCIAL                                       GE Capital Corporation
OFFICER                                                                 260 Long Ridge Road
                                                                        Stamford, CT 06927

EDWARD D. STEWART                                         USA           Executive Vice President
EXECUTIVE VICE PRESIDENT                                                GE Capital Corporation
                                                                        1600 Summer Street
                                                                        Stamford, CT 06927

WILLIAM A. WOODBURN                                       USA           Executive Vice President
EXECUTIVE VICE PRESIDENT                                                General Electric Capital
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

NANCY E. BARTON                                           USA           Senior Vice President, General Counsel
SENIOR VICE PRESIDENT, GENERAL                                          and Secretary
COUNSEL AND SECRETARY                                                   GE Capital Corporation
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

JAMES A. COLICA                                           USA           Senior Vice President, Global Risk
SENIOR VICE PRESIDENT                                                   Management
                                                                        GE Capital Corporation
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

RICHARD D'AVINO                                           USA           Senior Vice President, Taxes
SENIOR VICE PRESIDENT, TAXES                                            GE Capital Corporation
                                                                        777 Long Ridge Road
                                                                        Stamford, CT 06927

ROBERT L. LEWIS                                           USA           Senior Vice President
SENIOR VICE PRESIDENT                                                   GE Capital Corporation
                                                                        120 Long Ridge Road
                                                                        Stamford, CT 06927

MARC J. SAPERSTEIN                                        USA           Senior Vice President, Human
SENIOR VICE PRESIDENT                                                   Resources
                                                                        General Electric Capital
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

Name and Corporate Title                              Citizenship                    Principal Occupation
------------------------                              -----------                    --------------------
JEFFREY S. WERNER                                         USA           Sr. Vice President, Corp. Treasury &
SENIOR VICE PRESIDENT                                                   Global Funding
                                                                        GE Capital Corporation
                                                                        201 High Ridge Road
                                                                        Stamford, CT 06927

JOAN C. AMBLE                                             USA           Vice President and Controller
VICE PRESIDENT AND CONTROLLER                                           GE Capital Corporation
                                                                        260 Long Ridge Road
                                                                        Stamford, CT 06927

                  SCHEDULE C TO AMENDMENT NO. 2 TO SCHEDULE 13D

                Filed by General Electric Capital Services, Inc.


Name and Corporate Title                          Citizenship                      Principal Occupation
------------------------                          -----------                      --------------------
NANCY E. BARTON                                       USA          Senior Vice President, General Counsel and
DIRECTOR                                                           Secretary
                                                                   GE Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

FRANCIS S. BLAKE                                      USA          Senior Vice President, Corporate
DIRECTOR                                                           Development
                                                                   General Electric Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

JAMES R. BUNT                                         USA          Vice President and Treasurer
DIRECTOR                                                           GE Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

DAVID L. CALHOUN                                      USA          Chief Executive Officer
DIRECTOR                                                           GE Aircraft Engines
                                                                   1 Neumann Way
                                                                   Cincinnati, OH 45215

DENNIS D. DAMMERMAN                                   USA          Vice Chairman and Executive Officer
DIRECTOR                                                           GE Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

MICHAEL D. FRAIZER                                    USA          President & CEO
DIRECTOR                                                           GE Financial Assurance
                                                                   6604 W. Broad Street
                                                                   Richmond, VA 23230

BENJAMIN W. HEINEMAN,                                 USA          Senior Vice President, General Counsel and
DIRECTOR                                                           Secretary
                                                                   GE Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

JEFFREY R. IMMELT                                     USA          President and Chairman-Elect
DIRECTOR                                                           General Electric Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

W. JAMES MCNERNEY, JR.                                USA          8765 Old Indian Hill Road
DIRECTOR                                                           Indian Hill, OH 45243

JOHN H. MYERS                                         USA          Chairman and President
DIRECTOR                                                           GE Investment Corporation
                                                                   3003 Summer Street, 7th Fl.
                                                                   Stamford, CT 06905

Name and Corporate Title                          Citizenship                      Principal Occupation
------------------------                          -----------                      --------------------
ROBERT L. NARDELLI                                    USA          1 Cobble Court
DIRECTOR                                                           Loudonville, NY 12211

DENIS J. NAYDEN                                       USA          Chairman and CEO
DIRECTOR                                                           GE Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

MICHAEL A. NEAL                                       USA          President and COO
DIRECTOR                                                           GE Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

JAMES A. PARKE                                        USA          Vice Chairman and Chief Financial Officer
DIRECTOR                                                           GE Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

RONALD R. PRESSMAN                                    USA          Chairman, President & CEO
DIRECTOR                                                           Employers Reinsurance Corporation
                                                                   5200 Metcalf
                                                                   Overland Park, KS 66204

GARY M. REINER                                        USA          Sr. Vice President & Chief Information Officer
DIRECTOR                                                           General Electric Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

JOHN M. SAMUELS                                       USA          Vice President and Senior Counsel,
DIRECTOR                                                           Corporate Taxes
                                                                   General Electric Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

KEITH S. SHERIN                                       USA          Senior Vice President, Finance, and Chief
DIRECTOR                                                           Financial Officer
                                                                   General Electric Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

EDWARD D. STEWART                                     USA          Executive Vice President
DIRECTOR                                                           GE Capital Corporation
                                                                   1600 Summer Street
                                                                   Stamford, CT 06927

JOHN F. WELCH, JR.                                    USA          Chairman and Chief Executive Officer
DIRECTOR                                                           General Electric Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

WILLIAM A. WOODBURN                                   USA          Executive Vice President
DIRECTOR                                                           General Electric Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

Name and Corporate Title                          Citizenship                      Principal Occupation
------------------------                          -----------                      --------------------
DENNIS D. DAMMERMAN                                   USA          Vice Chairman and Executive Officer
CHAIRMAN OF THE BOARD                                              GE Company
                                                                   3135 Easton Turnpike
                                                                   Fairfield, CT 06431

DENIS J. NAYDEN                                       USA          Chairman and CEO
PRESIDENT                                                          GE Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

MICHAEL D. FRAIZER                                    USA          President & CEO
EXECUTIVE VICE PRESIDENT                                           GE Financial Assurance
                                                                   6604 W. Broad Street
                                                                   Richmond, VA 23230

MICHAEL A. NEAL                                       USA          President and COO
EXECUTIVE VICE PRESIDENT                                           GE Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

RONALD R. PRESSMAN                                    USA          Chairman, President & CEO
EXECUTIVE VICE PRESIDENT                                           Employers Reinsurance Corporation
                                                                   5200 Metcalf
                                                                   Overland Park, KS 66204

EDWARD D. STEWART                                     USA          Executive Vice President
EXECUTIVE VICE PRESIDENT                                           GE Capital Corporation
                                                                   1600 Summer Street
                                                                   Stamford, CT 06927

WILLIAM A. WOODBURN                                   USA          Executive Vice President
EXECUTIVE VICE PRESIDENT                                           General Electric Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

JAMES A. PARKE                                        USA          Vice Chairman & Chief Financial Officer
EXECUTIVE VICE PRESIDENT AND CHIEF                                 GE Capital Corporation
FINANCIAL OFFICER                                                  260 Long Ridge Road
                                                                   Stamford, CT 06927

NANCY E. BARTON                                       USA          Senior Vice President, General Counsel and
SENIOR VICE PRESIDENT, GENERAL                                     Secretary
COUNSEL                                                            GE Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

JAMES A. COLICA                                       USA          Senior Vice President, Global Risk
SENIOR VICE PRESIDENT                                              Management
                                                                   GE Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

Name and Corporate Title                          Citizenship                      Principal Occupation
------------------------                          -----------                      --------------------
RICHARD D'AVINO                                       USA          Senior Vice President, Taxes
SENIOR VICE PRESIDENT, TAXES                                       GE Capital Corporation
                                                                   777 Long Ridge Road
                                                                   Stamford, CT 06927

MARC J. SAPERSTEIN                                    USA          Senior Vice President, Human Resources
SENIOR VICE PRESIDENT                                              General Electric Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

JEFFREY S. WERNER                                     USA          Sr. Vice President, Corp. Treasury & Global
SENIOR VICE PRESIDENT                                              Funding Oper.
                                                                   GE Capital Corporation
                                                                   201 High Ridge Road
                                                                   Stamford, CT 06927

JOHN C. AMBLE                                         USA          Vice President and Controller
VICE PRESIDENT AND CONTROLLER                                      GE Capital Corporation
                                                                   260 Long Ridge Road
                                                                   Stamford, CT 06927

                  SCHEDULE D TO AMENDMENT NO. 2 TO SCHEDULE 13D

                        Filed by General Electric Company

DIRECTORS

                                     PRESENT                              PRESENT
NAME                                 BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----                                 ----------------                     --------------------
J.I. Cash, Jr.                       Harvard Business School              Professor of Business
                                     Morgan Hall                          Administration-Graduate School of
                                     Soldiers Field Road                  Business Administration, Harvard
                                     Boston, MA 02163                     University

S.S. Cathcart                        222 Wisconsin Avenue                 Retired Chairman, Illinois Tool
                                     Suite 103                            Works
                                     Lake Forest, IL 60045

D.D. Dammerman                       General Electric Company             Vice Chairman of the Board and
                                     3135 Easton Turnpike                 Executive Officer, General Electric
                                     Fairfield, CT 06431                  Company; Chairman, General
                                                                          Electric Capital Services, Inc.

P. Fresco                            Fiat SpA                             Chairman of the Board, Fiat SpA
                                     via Nizza 250
                                     10126 Torino, Italy

A. M. Fudge                          Kraft Foods, Inc.                    Executive Vice President, Kraft
                                     555 South Broadway                   Foods, Inc.
                                     Tarrytown, NY  10591

C.X. Gonzalez                        Kimberly-Clark de Mexico, S.A. de    Chairman of the Board and Chief
                                     C.V.                                 Executive Officer, Kimberly-Clark
                                     Jose Luis Lagrange 103, Tercero      de Mexico, S.A. de C.V.
                                     Piso
                                     Colonia Los Morales
                                     Mexico, D.F. 11510, Mexico

J.R. Immelt                          General Electric Company             President, General Electric
                                     3135 Easton Turnpike                 Company
                                     Fairfield, CT 06431

A. Jung                              Avon Products, Inc.                  President and Chief Executive
                                     1345 Avenue of the Americas          Officer, Avon Products, Inc.
                                     New York, NY  10105

R. B. Lazarus                        Ogilvy & Mather Worldwide            Chairman and Chief Executive
                                     309 West 49th Street                 Officer
                                     New York, NY 10019-7316

K.G. Langone                         Invemed Associates, Inc.             Chairman, President and Chief
                                     375 Park Avenue                      Executive Officer, Invemed
                                     New York, NY  10152                  Associates, Inc.

Scott G. McNealy                     Sun Microsystems, Inc.               Chairman, President and Chief
                                     901 San Antonio Road                 Executive Officer, Sun
                                     Palo Alto, CA 94303-4900             Microsystems, Inc.

G.G. Michelson                       Federated Department Stores          Former Member of the Board of
                                     151 West 34th Street                 Directors, Federated Department
                                     New York, NY 10001                   Stores

                                     PRESENT                              PRESENT
NAME                                 BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----                                 ----------------                     --------------------
S. Nunn                              King & Spalding                      Partner, King & Spalding
                                     191 Peachtree Street, N.E.
                                     Atlanta, Georgia 30303

R.S. Penske                          Penske Corporation                   Chairman of the Board and
                                     13400 Outer Drive, West              President, Penske Corporation
                                     Detroit, MI 48239-4001

F.H.T. Rhodes                        Cornell University                   President Emeritus, Cornell
                                     3104 Snee Building                   University
                                     Ithaca, NY 14853

A.C. Sigler                          Champion International               Retired Chairman of the Board and
                                     Corporation                          CEO and former Director,
                                     1 Champion Plaza                     Champion International
                                     Stamford, CT 06921                   Corporation

D.A. Warner III                      J. P. Morgan & Co., Inc.& Morgan     Chairman of the Board, President,
                                     Guaranty Trust Co.                   and Chief Executive Officer, J.P.
                                     60 Wall Street                       Morgan & Co. Incorporated and
                                     New York, NY 10260                   Morgan Guaranty Trust Company

J.F. Welch, Jr.                      General Electric Company             Chairman of the Board and Chief
                                     3135 Easton Turnpike                 Executive Officer, General Electric
                                     Fairfield, CT 06431                  Company

R. C. Wright                         National Broadcasting Company,       Vice Chairman of the Board and
                                     Inc.                                 Executive Officer, General Electric
                                     30 Rockefeller Plaza                 Company;
                                     New York, NY  10112                  President and Chief Executive
                                                                          Officer, National Broadcasting
                                                                          Company, Inc.

                                                  Citizenship
                                                  -----------

                                     P. Fresco                 Italy
                                     C. X. Gonzales            Mexico
                                     Andrea Jung               Canada
                                     All Others                U.S.A.


OFFICERS

J.F. Welch, Jr.                      General Electric Company             Chairman of the Board and Chief
                                     3135 Easton Turnpike                 Executive Officer
                                     Fairfield, CT 06431

J.R. Immelt                          General Electric Company             President, General Electric
                                     3135 Easton Turnpike                 Company
                                     Fairfield, CT 06431

P.D. Ameen                           General Electric Company             Vice President and Comptroller
                                     3135 Easton Turnpike
                                     Fairfield, CT 06431

                                     PRESENT                              PRESENT
NAME                                 BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----                                 ----------------                     --------------------
F.S. Blake                           General Electric Company             Senior Vice President - Corporate
                                     3135 Easton Turnpike                 Business Development
                                     Fairfield, CT 06431

J.R. Bunt                            General Electric Company             Vice President and Treasurer
                                     3135 Easton Turnpike
                                     Fairfield, CT 06431

D.C. Calhoun                         General Electric Company             Senior Vice President - GE Aircraft
                                     1 Neumann Way                        Engines
                                     Cincinnati, OH  05215

W.J. Conaty                          General Electric Company             Senior Vice President - Human
                                     3135 Easton Turnpike                 Resources
                                     Fairfield, CT 06431

D.D. Dammerman                       General Electric Company             Vice Chairman of the Board and
                                     3135 Easton Turnpike                 Executive Officer, General Electric
                                     Fairfield, CT 06431                  Company;  Chairman, General
                                                                          Electric Capital Services, Inc.

Scott C. Donnelly                    General Electric Company             Senior Vice President - Corporate
                                     P. O. Box 8                          Research and Development
                                     Schenectady, NY 12301

Matthew J. Espe                      General Electric Company             Senior Vice President - GE
                                     Nela Park                            Lighting
                                     Cleveland, OH 44112

B.W. Heineman, Jr.                   General Electric Company             Senior Vice President - General
                                     3135 Easton Turnpike                 Counsel and Secretary
                                     Fairfield, CT 06431

J.M. Hogan                           General Electric Company             Senior Vice President - GE Medical
                                     P.O. Box 414                         Systems
                                     Milwaukee, WI 53201

L. R. Johnston                       General Electric Company             Senior Vice President - GE
                                     Appliance Park                       Appliances
                                     Louisville, KY 40225

J. Krenicki, Jr.                     General Electric Company             Vice President - GE
                                     2901 East Lake Road                  Transportation Systems
                                     Erie, PA  16531

R.W. Nelson                          General Electric Company             Vice President - Corporate
                                     3135 Easton Turnpike                 Financial Planning and Analysis
                                     Fairfield, CT 06431

G.M. Reiner                          General Electric Company             Senior Vice President - Chief
                                     3135 Easton Turnpike                 Information Officer
                                     Fairfield, CT 06431

J. G. Rice                           General Electric Company             Senior Vice President - GE Power
                                     1 River Road                         Systems
                                     Schenectady, NY 12345

G.L. Rogers                          General Electric Company             Senior Vice President - GE Plastics
                                     1 Plastics Avenue
                                     Pittsfield, MA 01201

                                     PRESENT                              PRESENT
NAME                                 BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
----                                 ----------------                     --------------------
K.S. Sherin                          General Electric Company             Senior Vice President - Finance and
                                     3135 Easton Turnpike                 Chief Financial Officer
                                     Fairfield, CT 06431

L.G. Trotter                         General Electric Company             Senior Vice President - GE
                                     41 Woodford Avenue                   Industrial Systems
                                     Plainville, CT 06062

R. C. Wright                         National Broadcasting Company,       Vice Chairman of the Board and
                                     Inc.                                 Executive Officer, General Electric
                                     30 Rockefeller Plaza                 Company; President and Chief
                                     New York, NY  10112                  Executive Officer, National
                                                                          Broadcasting Company, Inc.


                                     Citizenship of All Executive Officers
                                     -------------------------------------
                                                    U.S.A.

                  SCHEDULE E TO AMENDMENT NO. 2 TO SCHEDULE 13D

                  Filed by National Broadcasting Company, Inc.

                       NATIONAL BROADCASTING COMPANY, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS


                                                               PRESENT PRINCIPAL
NAME                      PRESENT BUSINESS ADDRESS            OCCUPATION DIRECTORS
----                      ------------------------            --------------------
J.I. Cash, Jr.            Harvard Business School            Professor of Business
                          Morgan Hall                        Administration-Graduate
                          Soldiers Field Road                School of Business
                          Boston, MA 02163                   Administration, Harvard
                                                             University

S.S. Cathcart             222 Wisconsin Avenue               Retired Chairman,
                          Suite 103                          Illinois Tool Works
                          Lake Forest, IL 60045

D.D. Dammerman            General Electric Company           Vice Chairman of the
                          3135 Easton Turnpike               Board and Executive
                          Fairfield, CT 06431                Officer, General Electric
                                                             Company; Chairman,
                                                             General Electric Capital
                                                             Services, Inc.

P. Fresco                 Fiat SpA                           Chairman of the Board,
                          via Nizza 250                      Fiat SpA
                          10126 Torino, Italy

C.X. Gonzalez             Kimberly-Clark de                  Chairman of the Board and
                          Mexico, S.A. de C.V.               Chief Executive Officer,
                          Jose Luis Lagrange 103,            Kimberly-Clark de Mexico,
                          Tercero Piso                       S.A. de C.V.
                          Colonia Los Morales
                          Mexico, D.F. 11510,
                          Mexico

A. Jung                   Avon Products, Inc.                President and Chief
                          1345 Avenue of the                 Operating Officer, Avon
                          Americas                           Products, Inc.
                          New York, NY  10105

Scott G. McNealy          Sun Microsystems, Inc.             Chairman, President and
                          901 San Antonio Road               Chief Executive Officer,
                          Palo Alto, CA 94303-4900           Sun Microsystems, Inc.

G.G. Michelson            Federated Department               Former Member of the
                          Stores                             Board of Directors,
                          151 West 34th Street               Federated Department
                          New York, NY 10001                 Stores

S. Nunn                   King & Spalding                    Partner, King & Spalding
                          191 Peachtree Street,
                          N.E.
                          Atlanta, Georgia 30303

J.D. Opie                 General Electric Company           Vice Chairman of the
                          3135 Easton Turnpike               Board and Executive
                          Fairfield, CT 06431                Officer, General Electric
                                                             Company

R.S. Penske               Penske Corporation                 Chairman of the Board and
                          13400 Outer Drive, West            President, Penske
                          Detroit, MI 48239-4001             Corporation

EXECUTIVE OFFICERS

F.H.T. Rhodes             Cornell University                 President Emeritus
                          3104 Snee Building                 Cornell University
                          Ithaca, NY 14853

A.C. Sigler               Champion International             Retired Chairman of the
                          Corporation                        Board and CEO and former
                          1 Champion Plaza                   Director, Champion
                          Stamford, CT 06921                 International Corporation

D.A. Warner III           J. P. Morgan & Co., Inc.           Chairman of the Board,
                          & Morgan Guaranty Trust            President, and Chief
                          Co.                                Executive Officer, J.P.
                          60 Wall Street                     Morgan & Co. Incorporated
                          New York, NY 10260                 and Morgan Guaranty Trust
                                                             Company

J.F. Welch, Jr.           General Electric Company           Chairman of the Board and
                          3135 Easton Turnpike               Chief Executive Officer,
                          Fairfield, CT 06431                General Electric Company



EXECUTIVE OFFICERS

John F. Welch,            National Broadcasting              Chairman
Jr.                       Company, Inc.
                          3135 Easton Turnpike
                          Fairfield, CT 06431

Robert C. Wright          National Broadcasting              Chief Executive Officer &
                          Company, Inc.                      President
                          30 Rockefeller Plaza
                          New York, NY 10112

Garth Ancier              National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Mark Begor                National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

William Bolster           National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Richard Cotton            National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Duncan Ebersol            National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

John Eck                  National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Randel A. Falco           National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Jay Ireland               National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Andrew Lack               National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Scott Sassa               National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Edward Scanlon            National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Pamela Thomas-            National Broadcasting              Executive Vice President
Graham                    Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Martin Yudkovitz          National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

David Zaslav              National Broadcasting              Executive Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112

Kassie Canter             National Broadcasting              Senior Vice President
                          Company, Inc.
                          30 Rockefeller Plaza
                          New York, NY 10112


     Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                  SCHEDULE F TO AMENDMENT NO. 2 TO SCHEDULE 13D

              Filed by National Broadcasting Company Holding, Inc.

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS



NAME                          PRESENT BUSINESS ADDRESS         PRESENT PRINCIPAL
                                                               OCCUPATION DIRECTORS
J.I. Cash, Jr.                Harvard Business                 Professor of Business
                              School                           Administration-Graduate
                              Morgan Hall                      School of Business
                              Soldiers Field Road              Administration, Harvard
                              Boston, MA 02163                 University

S.S. Cathcart                 222 Wisconsin Avenue             Retired Chairman,
                              Suite 103                        Illinois Tool Works
                              Lake Forest, IL 60045

D.D. Dammerman                General Electric                 Vice Chairman of the
                              Company                          Board and Executive
                              3135 Easton Turnpike             Officer, General
                              Fairfield, CT 06431              Electric Company;
                                                               Chairman, General
                                                               Electric Capital
                                                               Services, Inc.

P. Fresco                     Fiat SpA                         Chairman of the Board,
                              via Nizza 250                    Fiat SpA
                              10126 Torino, Italy

C.X. Gonzalez                 Kimberly-Clark de                Chairman of the Board
                              Mexico, S.A. de C.V.             and Chief Executive
                              Jose Luis Lagrange               Officer, Kimberly-Clark
                              103, Tercero Piso                de Mexico, S.A. de C.V.
                              Colonia Los Morales
                              Mexico, D.F. 11510,
                              Mexico

Andrea Jung                   Avon Products, Inc.              President and Chief
                              1345 Avenue of the               Operating Officer, Avon
                              Americas                         Products, Inc.
                              New York, NY  10105

Scott G. McNealy              Sun Microsystems, Inc.           Chairman, President and
                              901 San Antonio Road             Chief Executive Officer,
                              Palo Alto, CA                    Sun Microsystems, Inc.
                              94303-4900

G.G. Michelson                Federated Department             Former Member of the
                              Stores                           Board of Directors,
                              151 West 34th Street             Federated Department
                              New York, NY 10001               Stores

S. Nunn                       King & Spalding                  Partner, King & Spalding
                              191 Peachtree Street,
                              N.E.
                              Atlanta, Georgia 30303

J.D. Opie                     General Electric                 Vice Chairman of the
                              Company                          Board and Executive
                              3135 Easton Turnpike             Officer, General
                              Fairfield, CT 06431              Electric Company

EXECUTIVE OFFICERS

R.S. Penske                   Penske Corporation               Chairman of the Board
                              13400 Outer Drive,               and President, Penske
                              West                             Corporation
                              Detroit, MI 48239-4001

F.H.T. Rhodes                 Cornell University               President Emeritus
                              3104 Snee Building               Cornell University
                              Ithaca, NY 14853

A.C. Sigler                   Champion International           Retired Chairman of the
                              Corporation                      Board and CEO and former
                              1 Champion Plaza                 Director, Champion
                              Stamford, CT 06921               International
                                                               Corporation

D.A. Warner III               J. P. Morgan & Co.,              Chairman of the Board,
                              Inc. & Morgan Guaranty           President, and Chief
                              Trust Co.                        Executive Officer,
                              60 Wall Street                   J.P. Morgan & Co.
                              New York, NY 10260               Incorporated and Morgan
                                                               Guaranty Trust Company

J.F. Welch, Jr.               General Electric                 Chairman of the Board
                              Company                          and Chief Executive
                              3135 Easton Turnpike             Officer, General
                              Fairfield, CT 06431              Electric Company

EXECUTIVE OFFICERS

John F. Welch, Jr.            National Broadcasting            Chairman
                              Company, Inc.
                              30 Rockefeller Plaza
                              New York, NY 10112

Robert C. Wright              National Broadcasting            Chief Executive Officer
                              Company, Inc.                    & President
                              30 Rockefeller Plaza
                              New York, NY 10112

Mark Begor                    National Broadcasting            Vice President &
                              Company, Inc.                    Treasurer
                              30 Rockefeller Plaza
                              New York, NY 10112

Benjamin W. Heineman,         National Broadcasting            Secretary
Jr.                           Company, Inc.
                              30 Rockefeller Plaza
                              New York, NY 10112


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                  SCHEDULE G TO AMENDMENT NO. 2 TO SCHEDULE 13D

                         Filed by NBC-NTOP Holding, Inc

                             NBC-NTOP HOLDING, INC.
                             DIRECTORS AND OFFICERS


DIRECTORS

Mark Begor
Director
National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York, New York, 10112

Richard Cotton
Director
National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York, New York, 10112

Jay Ireland
Director
National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York, New York, 10112


EXECUTIVE OFFICERS

Martin Yudkovitz
President
30 Rockefeller Plaza
New York, New York, 10112

Mark Begor
Vice President & Treasurer
30 Rockefeller Plaza
New York, New York, 10112

Richard Cotton
Secretary
30 Rockefeller Plaza
New York, New York, 10112

Each person listed above is a citizen of the United States of America.